BEIJING REPRESENTATIVE OFFICE

美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 10020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

RESIDENT PARTNERS
JEANETTE K. CHAN (CHIEF REPRESENTATIVE)
XIAOYU GREG LIU

常驻合伙人
陈剑音律师 (首席代表)
刘晓宇律师



Rule 12g3-2(b) File No. 82-34792

November 12, 2008

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Doc#: BJ1:68079v1

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Greg Liu

Enclosures

ANNEX A

Date	Description
August 29, 2008	Issue of New Shares Pursuant to Share Award Scheme
September 4, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 300,000 shares
September 5, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 350,000 shares
September 10, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 100,000 shares
September 11, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 250,000 shares
September 16, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 150,000 shares
September 17, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 150,000 shares
September 17, 2008	Notice with Respect to the Date of Board Meeting
September 18, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 200,000 shares
September 19, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 25,000 shares
September 23, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 100,000 shares
September 24, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 100,000 shares
September 25, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 100,000 shares
September 26, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 100,000 shares
September 29, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 200,000 shares
September 30, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 158,600 shares
October 2, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 100,000 shares

October 3, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 100,000 shares
October 6, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 600,000 shares
October 8, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 450,000 shares
October 9, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 400,000 shares
October 10, 2008	Form of Share Buyback Report to the Stock Exchange of Hong Kong Limited for the purchase of 1,024,400 shares

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ISSUE OF NEW SHARES PURSUANT TO SHARE AWARD SCHEME

The Board has resolved to award 1,016,050 Awarded Shares to 184 Awarded Persons on 29 August 2008. Pursuant to the terms of the Scheme, the shares shall either be acquired by the independent Trustee at the cost of the Company or be allotted to the independent Trustee under the general mandates granted by shareholders of the Company at general meetings from time to time and be held in trust for the Awarded Persons until the end of each vesting period.

On 29 August 2008, the Board has resolved to award 1,016,050 Awarded Shares (which shall be held by the independent Trustee) by way of allotment of new shares of the Company pursuant to the general mandate granted by shareholders of the Company at the annual general meeting held on 14 May 2008. The Board shall cause to be paid the subscription money for the 1,016,050 new shares from the Company's resources into the Account. The independent Trustee shall subscribe for 1,016,050 new shares for cash. Upon allotment of the new shares, the independent Trustee shall hold the new shares in trust for the Awarded Persons. The shares held by the independent Trustee shall be transferred to the Awarded Persons at no cost upon all vesting conditions specified by the Board at the time of making the Award being satisfied.

References are made to the announcements made by the Board on 13 December 2007 and 31 January 2008 regarding the adoption of the Scheme and the amendment to the Scheme, respectively.

The Board has resolved to award 1,016,050 Awarded Shares to 184 Awarded Persons on 29 August 2008. Pursuant to the terms of the Scheme, the shares shall either be acquired by the independent Trustee at the cost of the Company or be allotted to the independent Trustee under the general mandates granted by shareholders of the Company at general meetings from time to time and be held in trust for the Awarded Persons until the end of each vesting period.

On 29 August 2008, the Board has resolved to award 1,016,050 Awarded Shares (which shall be held by the independent Trustee) by way of allotment of new shares of the Company pursuant to the general mandate granted by shareholders of the Company at the annual general meeting held on 14 May 2008. The Board shall cause to be paid the subscription money for the 1,016,050 new shares from the Company's resources into the Account. The independent Trustee shall subscribe for 1,016,050 new shares for cash. Upon allotment of the new shares, the independent Trustee shall hold the new shares in trust for the Awarded Persons. The shares held by the independent Trustee shall be transferred to the Awarded Persons at no cost upon all vesting conditions specified by the Board at the time of making the Award being satisfied. The date of grant of the Awarded Shares is 29 August 2008 and the vesting period of the Awarded Shares differs among Awarded Persons and generally, certain percentages of the total amount of Awarded Shares granted will be vested on expiration of a period of time from the date of grant. The amount of Awarded Shares granted to each Awarded Person is subject to the position, experience and performance of the respective Awarded Person.

The Trustee and all the 184 Awarded Persons and their respective ultimate beneficial owners, if any, are third parties independent of the Company and connected persons of the Company and none of them is a director or a substantial shareholder of the Group as defined under the Listing Rules.

1,016,050 new shares to be issued and allotted by the Company to the independent Trustee represent approximately 0.057% of the Company's existing issued share capital and approximately 0.056% of the Company's enlarged issued share capital after the allotment.

The new shares, when issued and fully paid, will rank pari passu among themselves and with shares of the Company in issue and allotment of the new shares, with the right to receive all dividends and other distributions declared, made or paid on or after the date of allotment. Pursuant to the Scheme, the Trustee however shall not exercise the voting rights in respect of any shares held by it under the trust.

Application will be made by the Company to the Listing Committee of The Stock Exchange of Hong Kong Limited for the granting of the listing of, and permission to deal in, the 1,016,050 Awarded Shares.

The information relating to the issue of new shares is set out below:-

Securities to be issued:	1,016,050 ordinary shares of HK$0.0001 each in the capital of the Company
Issue (net) price:	shares shall be allotted to the independent Trustee at nominal value
Funds to be raised:	Nil Note: HK$101.605, which is the nominal value of the shares to be issued, shall be paid from the Company's resources into the Account and shall be used by the independent Trustee as subscription money for the shares.
Reasons for the issue:	For better utilization of the resources of the Company, the issue is to make available the Awarded Shares for granting to Awarded Persons under the Scheme, which forms part of the incentive schemes of the Company that recognize the contributions made by the Awarded Persons and that attract and retain talents for the continual operation and development of the Group.
Identity of the allottee:	the independent Trustee, which holds the Awarded Shares in trust for the 184 Awarded Persons
Market price of the shares:	the closing price of the shares of the Company as at 29 August 2008 was HK$67
Fund raising activities in the past 12 months:	The Company has not engaged in any capital fund raising activities in the 12 months immediately preceding the date of this announcement.

Definitions

"Account"	the bank account opened in the name of the Company to be operated solely for the purposes of operating the Scheme and the funds thereof to be held on trust by the Company for the Awarded Persons
"Award"	an award of shares by the Board pursuant to the Scheme to an Awarded Person

"Awarded Person(s)"	any Eligible Persons (other than any Excluded Person) whom the Board may, from time to time, at its absolute discretion select for participation in the Scheme
"Awarded Shares"	in respect of an Awarded Person, such number of shares of the Company determined by the Board and (i) issued by the Company to the Awarded Person, or (ii) purchased by the Trustee on the market, in either case out of cash paid by the Company by way of settlement to the Trustee pursuant to the Scheme
"Board"	the board of directors of the Company, such committee or sub-committee or person(s) delegated with the power and authority by the board of directors of the Company to administer the Scheme
"Company"	Tencent Holdings Limited, a company incorporated in the Cayman Islands
"Eligible Persons"	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any consultant, adviser or agent of any member of the Group, who have contributed or will contribute to the growth and development of the Group or any Invested Entity
"Excluded Person"	(i) at the time of the proposed grant of an Award, any connected person (as defined under the Listing Rules) of the Company other than directors or substantial shareholders of any member of the Group, or (ii) any Eligible Person who is resident in a place where the Award of the Awarded Shares and/or the vesting and transfer of the Awarded Shares pursuant to the terms of the Scheme is not permitted under the laws and regulations of such place or where in the view of the Board or the Trustee (as the case may be), compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such Eligible Person
"Group"	the Company and its Subsidiaries

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Invested Entity"	any entity in which the Group holds an equity interest
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Scheme"	the "Share Award Scheme", adopted on 13 December 2007 and amended on 31 January 2008, constituted by the rules thereof, in its present form or as amended from time to time in accordance with the provisions thereof
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning given under section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere
"Trustee"	the trustee appointed by the Company for the administration of the Scheme

By Order of the Board
Ma Huateng
Chairman

29 August 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

4 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
4 September 2008	300,000	On the Exchange	63.25	63.05	18,941,010
Total	300,000				18,941,010

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 300,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(300{,}000 \times 100)}{1{,}793{,}687{,}853}$$ 0.02%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

5 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

HKD

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
5 September 2008	350,000	On the Exchange	59.05	57.50	20,354,565
Total	350,000				20,354,565

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 650,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(650{,}000 \times 100)}{1{,}793{,}687{,}853}$$ 0.04%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

10 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
10 September 2008	100,000	On the Exchange	60.00	59.80	5,990,350
Total	100,000				5,990,350

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 750,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(750{,}000 \times 100)}{1{,}793{,}687{,}853}$$ 0.04%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

11 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
11 September 2008	250,000	On the Exchange	59.95	57.05	14,395,050
Total	250,000				14,395,050

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) — (a) 1,000,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1,000,000 \times 100)}{1,793,687,853}$$

0.06%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

16 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
16 September 2008	150,000	On the Exchange	58.05	56.35	8,584,350
Total	150,000				8,584,350

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,150,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1,150,000 \times 100)}{1,793,687,853}$$ 0.06%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

17 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
17 September 2008	150,000	On the Exchange	58.00	55.15	8,422,095
Total	150,000				8,422,095

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,300,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1{,}300{,}000 \times 100)}{1{,}793{,}687{,}853}$$ 0.07%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Tencent 腾讯
TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

DATE OF BOARD MEETING

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") announces that a Board meeting of the Company will be held on Wednesday, 12 November 2008 for the purposes of, among other matters, approving the unaudited third quarter results and announcement of the Company and its subsidiaries for the three and nine months ending 30 September 2008 and considering the payment of a dividend, if any.

By Order of the Board
Ma Huateng
Chairman

17 September 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

18 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
18 September 2008	200,000	On the Exchange	52.00	47.05	9,989,140
Total	200,000				9,989,140

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,500,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1,500,000 \times 100)}{1,793,687,853}$$ 0.08%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

19 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
19 September 2008	25,000	On the Exchange	60.00	60.00	1,500,000
Total	25,000				1,500,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,525,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1,525,000 \times 100)}{1,793,687,853}$$ 0.09%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

23 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

				HKD	
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
23 September 2008	100,000	On the Exchange	59.30	57.95	5,853,920
Total	100,000				5,853,920

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,625,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1{,}625{,}000 \times 100)}{1{,}793{,}687{,}853}$$ 0.09%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
24 September 2008	100,000	On the Exchange	59.05	57.65	5,848,660
Total	100,000				5,848,660

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,725,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1,725,000 \times 100)}{1,793,687,853}$$ 0.10%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

25 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
25 September 2008	100,000	On the Exchange	59.75	57.40	5,866,790
Total	100,000				5,866,790

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,825,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1,825,000 \times 100)}{1,793,687,853}$$ 0.10%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

26 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	HKD ~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
26 September 2008	100,000	On the Exchange	57.85	55.15	5,655,560
Total	100,000				5,655,560

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 1,925,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(1,925,000 \times 100)}{1,793,687,853} \qquad 0.11\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

29 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
29 September 2008	200,000	On the Exchange	57.30	54.40	11,027,980
Total	200,000				11,027,980

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 2,125,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(2{,}125{,}000 \times 100)}{1{,}793{,}687{,}853}$$ 0.12%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

30 September 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	HKD ~~Price per Share or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
30 September 2008	158,600	On the Exchange	54.95	50.00	8,325,167.76
Total	158,600				8,325,167.76

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 2,283,600

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(2{,}283{,}600 \times 100)}{1{,}793{,}687{,}853}$$ 0.13%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

2 October 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
2 October 2008	100,000	On the Exchange	55.00	53.25	5,422,920
Total	100,000				5,422,920

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 2,383,600

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(2,383,600 \times 100)}{1,793,687,853} \qquad 0.13\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

3 October 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
3 October 2008	100,000	On the Exchange	54.95	51.75	5,308,560
Total	100,000				5,308,560

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 2,483,600

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(2,483,600 \times 100)}{1,793,687,853}$$ 0.14%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

6 October 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
6 October 2008	600,000	On the Exchange	49.35	48.10	29,141,520
Total	600,000				29,141,520

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) — (a) 3,083,600

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(3,083,600 \times 100)}{1,793,687,853}$$ 0.17%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

8 October 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
8 October 2008	450,000	On the Exchange	47.45	45.00	20,802,240
Total	450,000				20,802,240

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 3,533,600

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(3,533,600 \times 100)}{1,793,687,853} \qquad 0.20\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:______________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

9 October 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
9 October 2008	400,000	On the Exchange	46.50	45.10	18,335,680
Total	400,000				18,335,680

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) — (a) 3,933,600

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(3{,}933{,}600 \times 100)}{1{,}793{,}687{,}853} \qquad 0.22\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

10 October 2008

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED (Stock Code: 700)

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
10 October 2008	1,024,400	On the Exchange	45.00	41.85	44,197,020.92
Total	1,024,400				44,197,020.92

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private *arrangement or by general offer.*

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) — (a) 4,958,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(4,958,000 \times 100)}{1,793,687,853}$$ 0.28%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 9 April 2008 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited